KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

British Columbia Securities Commission

September 27, 2018

Dear Sir/Madam

Re: Notice of Change of Auditors of Electrameccanica Vehicles Corp. (the "Company")

We have read the Notice of Change of Auditor of the Company dated September 27, 2018 (the "Notice") pursuant to section 4.11 of National Instrument 51-102 *Continuous Disclosure Obligations* and are in agreement with the statements contained in the Notice, except we are not in a position to agree or disagree with the statements contained in paragraphs (2), (3) and (4) thereof.

Yours very truly,

KPMG LLP

Chartered Professional Accountants